IDEX Corporation
1925 West Field Court
Suite 200
Lake Forest, IL 60045-4824
United States
www.idexcorp.com

July 13, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549-3030

Attn: Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery

Dear Mr. Cascio:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 29, 2016 relating to IDEX Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2015 filed February 19, 2016, Form 8-K filed January 28, 2016 and Form 8-K filed April 19, 2016.

In this letter, we have recited the comments from the Staff in italicized bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Company’s 2015 Form 10-K as applicable.

Form 8-K Filed January 28, 2016

1.
We see that you present Adjusted Operating Margin, Adjusted EPS, Free Cash Flow, Adjusted Net Income and Adjusted EBITDA on the first page of your earnings release without also presenting the comparable GAAP measures with equal or greater prominence, as required by Item 10 (e)(1)(i)(A) of Regulation S-K, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

In future earnings releases, the Company will present comparable GAAP measures with equal or greater prominence if non-GAAP measures are used to supplement our GAAP measures. In future earnings releases in which we present Adjusted Operating Margin, Adjusted EPS, Free Cash Flow, Adjusted Net Income and/or Adjusted EBITDA or any combination of non-GAAP measures, we will precede these disclosures with a greater or equally prominent disclosure of comparable GAAP measures. In addition, our discussion and analysis will include a similar discussion of the comparable GAAP measures in a location with equal or greater prominence. Finally, we will also include comparable GAAP measures in our earnings release headlines if and when non-GAAP measures are also presented.

Form 8-K Filed April 19, 2016

2.
We see you present the non-GAAP measure Free Cash Flows in the highlights section of your earnings release without also presenting the comparable GAAP measures with equal or greater prominence, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases. See also Item 10(e)(1)(i)(A) of Regulation S-K.

In future earnings releases, if the Company presents Free Cash Flow in the highlights section, we will also include Operating Cash Flow with equal or greater prominence. Additionally, if we present other non-GAAP measures in the highlights section of our future earnings releases we will include the most comparable GAAP measure with equal or greater prominence.

3.	Revise future earnings releases to clearly define your use of the term “organic.”

In our next earnings release, the Company will define the term organic as “sales and orders calculated according to generally accepted accounting principles in the United States excluding amounts from acquired or divested businesses during the first twelve months after acquisition or divestiture and the impact of foreign currency translation.”

4.
We note that in Table 2 of your earnings release you reconcile segment EBITDA to segment operating income and not to net income, which is inconsistent with the guidance in Question 103.02 of the Updated Compliance and Disclosure interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

The reconciliation in Table 2 of segment EBITDA to segment operating income, rather than net income, was presented due to the fact that we do not allocate consolidated interest expense or consolidated provision for income taxes to our segments. However, in our next earnings release, we will modify our reconciliation as follows such that segment EBITDA is reconciled to the Company’s consolidated net income.

	Three months ended March 31, 2016
	FMT	HST	FSDP	Corporate Office	Total IDEX
Operating income (loss)	$ 51,401	$ 40,699	$ 25,404	$ (14,947)	$ 102,557
Other income (expense) - net	167	373	90	114	744
Depreciation and amortization	7,256	10,861	1,482	358	19,957
EBITDA	$ 58,824	$ 51,933	$ 26,976	$ (14,475)	$ 123,258
Interest expense					(10,489)
Provision for income taxes					(24,682)
Depreciation and amortization					(19,957)
Net income					$ 68,130

Net sales (eliminations)	$ 211,843	$ 186,343	$ 104,618	$ (232)	$ 502,572

EBITDA margin	27.8%	27.9%	25.8%	n/m	24.5%

5.
Please refer to the table presented on the final page of your earnings release. In future earnings releases provide a reconciliation of the net sales and operating income segment amounts presented in this table to the consolidated amounts in your statements of operations.

In our next earnings release, we will add the additional information within “Corporate office and other” to the table so that amounts reconcile to our consolidated statements of operations. Additionally, the reconciliation in response #4 will be included in the tables in our future earnings releases such that net sales and operating income (loss) are reconciled to the consolidated amounts in our statements of operations.

	Three Months Ended
	March 31,
	2016	2015

Fluid & Metering Technologies
Net sales	$ 211,843	$ 218,248
Operating income	51,401	55,898
Operating margin	24.3	25.6
EBITDA	$ 58,824	$ 63,061
EBITDA margin	27.8	28.9
Depreciation and amortization	$ 7,256	$ 6,361
Capital expenditures	3,290	4,969

Health & Science Technologies
Net sales	$ 186,343	$ 179,120
Operating income	40,699	37,457
Operating margin	21.8	20.9
EBITDA	$ 51,933	$ 47,796
EBITDA margin	27.9	26.7
Depreciation and amortization	$ 10,861	$ 10,208
Capital expenditures	4,137	2,885

Fire & Safety/Diversified Products
Net sales	$ 104,618	$ 106,622
Operating income	25,404	27,162
Operating margin	24.3	25.5
EBITDA	$ 26,976	$ 29,556
EBITDA margin	25.8	27.7
Depreciation and amortization	$ 1,482	$ 1,532
Capital expenditures	1,107	1,322

Corporate office and other
Intersegment sales eliminations	$ (232)	$ (1,792)
Operating income (loss)	(14,947)	(18,760)
EBITDA	(14,475)	(18,423)
Depreciation and amortization	358	409
Capital expenditures	116	901

Company
Net sales	$ 502,572	$ 502,198
Operating income	102,557	101,757
Operating margin	20.4	20.3
EBITDA	$ 123,258	$ 121,990
EBITDA margin	24.5	24.3
Depreciation and amortization	$ 19,957	$ 18,510
Capital expenditures	8,650	10,077

In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to me at (847) 664-4780.

Sincerely,

/s/ Heath A. Mitts

Heath A. Mitts
Senior Vice President and Chief Financial Officer